GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets:		
Cash and cash equivalents	$	1,906,100
Investments		17,927
Accounts receivable, net of allowance for credit loss of $235,075		24,607
Prepaid expenses		800
Right of use Asset - Related Party		235,823
Due from parent		243,442
Furniture and equipment, net of accumulated depreciation of $30,041		4,274
Total Assets	$	2,432,973
Liabilities and Members' Equity:		
Liabilities:		
Accounts Payable	$	86,672
Operating lease liability - Related Party		274,435
Accrued expenses		446,705
Total Liabilities		807,812
Commitments and Contingencies		
Member's Equity		1,625,161
Total Liabilities and Members' Equity	$	2,432,973